                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2004


                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)


                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.  X              Form 40-F.
               -----                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                  No.  X
         -----                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

     China Southern Airlines Company Limited (the "Company") on October 11, 2004 published in local newspapers in Hong Kong an announcement in Chinese and English concerning Notice of the First Extraordinary General Meeting in 2004. The Company on or around October 11, 2004 distributed the Notice of Extraordinary General Meeting, Form of Proxy for Extraordinary General Meeting and Reply Slip in English and Chinese to its shareholders. A copy of the English version of each of the documents is included in this Form 6-K of the Company.

[Logo]                        [Chinese Characters]
                    China Southern Airlines Company Limited


(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(STOCK CODE: 1055)
NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING IN 2004

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces that on Friday, October 8, 2004, the Board considered and approved by written confirmation the resignation of Mr. Yan Zhi Qing as the chairman of the Board and the convening of the first Extraordinary General Meeting ("EGM") in the year 2004 of the Company. In compliance with the requirements under the Company Law of China and the Articles of Association of the Company, all 15 members of the Board participated in considering the Board resolutions.

Notice is hereby given that pursuant to the above Board resolutions, the EGM will be held at 9:30 a.m. on Monday, November 29, 2004 at the headquarters of the Company at No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the People's Republic of China to consider and approve the following resolutions as ordinary resolutions:

a. The proposed resignation of Mr. Yan Zhi Qing as a director of the Company for age reason; and

b. The proposed election of Mr. Liu Shao Yong, as nominated by China Southern Air Holding Company in accordance with the Articles of Association of the Company, as a director of the fourth session of the Board of the Company (the biography of Mr. Liu Shao Yong is attached herewith).


By Order of the Board
SU LIANG
Company Secretary
Guangzhou, the People's Republic of China
October 8, 2004

As at the date of this notice, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

Notes:
1. PERSONS WHO ARE ENTITLED TO ATTEND THE EGM
a. Holders of H shares of the Company who are registered with Hong Kong Registrars Limited, the registrar of H shares of the Company, at the close of trading in the afternoon of Friday, October 29, 2004 ("Eligible Shareholders") or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the EGM". Holders of A shares of the Company shall receive a notice separately.

b. The directors, supervisors and senior management of the Company.

c. Representatives of the professional advisers hired by the Company and special guests invited by the board of directors of the Company.

2. REGISTRATION PROCEDURES FOR ATTENDING THE EGM
a. Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Tuesday, November 9, 2004, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b. When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarized copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c. Holders of H shares of the Company who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:00 p.m. on Friday, October 29, 2004.

d. The register of H shares of the Company will be closed from Saturday, October 30, 2004 to Sunday, November 28, 2004 (both days inclusive), during which period no transfer of H shares will be registered.

3. PROXIES
a. An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for extraordinary general meeting, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorization document(s) authorizing such attorney to appoint the proxy must be notarized.

c. To be valid, the notarized power of attorney or other authorization document(s), together with the completed form of proxy for extraordinary general meeting, must be lodged with Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

4. MISCELLANEOUS
a. The EGM is expected to last for approximately half a day. Eligible Shareholders who attend shall bear their own traveling and accommodation expenses.

b. The registration address of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4737
Facsimile No.: (+86) 20-8665 9040
Website: www.cs-air.com
Contact persons: Su Liang and Lei Bin

c. Pursuant to the Article 77 of the Articles of Association of the Company, at any general meeting of shareholders of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

i. by the chairman of the meeting;
ii. by at least two shareholders entitled to vote present in person or by proxy; or

iii. by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

5. BRIEF BIOGRAPHY OF THE NOMINATED DIRECTOR
Mr. Liu Shao Yong, born in November 1958, joined the civil aviation industry in 1978. During 1993 to 1995, he held the positions of Deputy Captain and Captain of the Flying Squadron of China General Aviation Corporation. From 1995 to 1997, he was appointed as the Deputy General Manager of China General Aviation Corporation and Deputy Director of Shanxi Provincial Civil Aviation Administration. From 1997 to 1999, Mr. Liu served as the General Manager of the Shanxi branch of China Eastern Airlines Corporation Limited. During 1999 and 2000, he served as the Chief of the Flying Model Division of the Civil Aviation Administration of China. He was the General Manager of China Eastern Airlines Corporation Limited from 2000 to 2002. From 2002 to August 2004, he was appointed as the Vice Minister of Civil Aviation Administration of China. Since August 2004, Mr. Liu has served as the General Manager of China Southern Air Holding Company. Mr. Liu graduated from China Civil Aviation Flying College and obtained a postgraduate degree in International Trading from Tianjin Institute of Finance and Economics in 1999. He is a qualified class one pilot. Mr. Liu Shao Yong has no interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance) which is notifiable to the Company and The Hong Kong Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance (including interests or short positions which are taken or deemed to have under such provisions of the Securities and Futures Ordinance) or required to be recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance or which is notifiable to the Company and The Hong Kong Stock Exchange Limited pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Further, save as disclosed, Mr. Liu Shao Yong is not connected with any directors, senior management, substantial shareholders or controlling shareholders of the Company.
If elected, Mr. Liu Shao Yong shall serve from the date of his appointment to the election date of the directors of the fifth session of the Board. Mr. Liu Shao Yong will be entitled to remuneration determined in accordance with the same criteria as applicable to the other directors of the fourth session of the Board.

                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

--------------------------------------------------------------------------------
                                                                    ATTACHMENT A


                                   REPLY SLIP

TO: CHINA SOUTHERN AIRLINES COMPANY LIMITED (THE "COMPANY")

I/we intend to attend (in person/by proxy)(1) the Extraordinary General Meeting of the Company to be held on November 29, 2004.

--------------------------------------------------------------------------------
Name(2)
--------------------------------------------------------------------------------

Number of ordinary shares
registered in my name(3)
--------------------------------------------------------------------------------
Identity card/passport number(1),(4)
--------------------------------------------------------------------------------
Share account number
--------------------------------------------------------------------------------
Mailing address
--------------------------------------------------------------------------------
Telephone number
--------------------------------------------------------------------------------


Signature(5): _______________________            Date: ____________________ 2004

Notes:

1.   Please delete the option which is not applicable.

2. Please insert your full name in both English and Chinese in block capital letters.

3.   Please attach a photocopy of proof of ownership of your shares.

4.   Please attach a photocopy of your identity card/passport.

5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any director or agent duly appointed by such company or organization.

                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
  (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 1055)

--------------------------------------------------------------------------------
                                                                    ATTACHMENT B


                                ------------------------------------------------
                                 The number of H Shares to which
                                 this proxy form relates(1)
                                ------------------------------------------------


                FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING

I/We(2), ___________________, holder of share account number __________________, residing at(2) ______________________________, being the registered holder of(3)
____________________________ ordinary shares of China Southern Airlines Company Limited (the "Company"), HEREBY APPOINT(4) ___________________________, residing at ___________________________________, as my/our proxy/proxies to attend on my/our behalf the Extraordinary General Meeting ("EGM") of the Company to be held at the headquarters of the Company at No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on November 29, 2004 and to act and vote on my/our behalf at the EGM in respect of the resolutions listed below, in accordance with my/our instructions below(5).


-------------------------------------------------------------------------------------------------------
                   ORDINARY RESOLUTIONS                                    FOR               AGAINST
-------------------------------------------------------------------------------------------------------
  1.  To consider and approve the resignation of Mr. Yan
      Zhi Qing as a director of the Company(5)
-------------------------------------------------------------------------------------------------------
  2   To consider and approve the election of Mr. Liu Shao
      Yong as a director of the fourth session of the board
      of directors of the Company(5)
-------------------------------------------------------------------------------------------------------


Signature(6): __________________________            Date: _________________ 2004

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert your name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the EGM will be deemed to have been appointed by you as your proxy.

5.   If you wish to vote for any of the resolutions, please insert a "(CHECK
     MARK)" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "(CHECK MARK)" in the box marked "AGAINST". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorized in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarized copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for the holding of the EGM.

8. A proxy, on behalf of the shareholder, attending EGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy, in the case of a company or an organization, the proxy shall also bring along a notarized copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to Hong Kong Registrars Limited pursuant to Note 7; and the other copy shall be produced upon the EGM by the proxy of the shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned EGM should you so wish.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By    /s/   Su Liang
                                          --------------------------------------
                                          Name:  Su Liang
                                          Title: Company Secretary


Date: October 12, 2004